SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

OMEGA PROTEIN CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68210P107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	68210P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		592,662

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		592,662

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	592,662

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.4%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	68210P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		592,662

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		592,662

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	592,662

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.4%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.	68210P107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		592,662

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		592,662

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	592,662

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.4%

12	TYPE OF REPORTING PERSON*

	IN

     This Statement on Schedule 13G (this “Statement”) amends and supplements the statement on Schedule 13G filed on February 14, 2007 (the “Initial 13G”) and relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Omega Protein Corporation (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) to report (i) a decrease in the number of shares of Common Stock which the Reporting Persons may be deemed to beneficially own as of the date hereof and (ii) that each Reporting Person has ceased to be a Reporting Person.
Item 1(a). Name of Issuer:
     Omega Protein Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:
2101 CityWest Boulevard
Building 3, Suite 500
Houston, Texas 77042
Item 2(a). Name of Person Filing:
     This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Advisors LLC (“Advisors”);

2.	MHR Fund Management LLC (“Fund Management”); and

3.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), and MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100), and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the securities reported herein and, accordingly, Fund Management may be deemed to beneficially own the securities reported herein which are held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100).
Item 2(b). Address of Principal Business Office, or if none, Residence:

     The address of the principal business office of each of Advisors, Fund Management and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.
Item 2(c). Citizenship:
1.	Advisors is a Delaware limited liability company.

2.	Fund Management is a Delaware limited liability company.

3.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
     Common Stock
Item 2(e). CUSIP Number:
     68210P107
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Item 4(a) Amount Beneficially Owned:
     As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 522,513 shares of Common Stock held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 70,149 shares of Common Stock held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 592,662 shares of Common Stock. This number consists of (A) 522,513 shares of Common Stock held for the account of Master Account and (B) 70,149 shares of Common Stock held for the account of Capital Partners (100).

4.	Fund Management may be deemed to be the beneficial owner of 592,662 shares of Common Stock. This number consists of (A) 522,513 shares of Common Stock held for the account of Master Account and (B) 70,149 shares of Common Stock held for the account of Capital Partners (100).

5.	Dr. Rachesky may be deemed to be the beneficial owner of 592,662 shares of Common Stock. This number consists of (A) 522,513 shares of Common Stock held for the account of Master Account and (B) 70,149 shares of Common Stock held for the account of Capital Partners (100).
Item 4(b) Percentage of Class:
     The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2007, which disclosed that there were 17,446,920 shares of Common Stock outstanding as of November 2, 2007.
1.	Master Account may be deemed to be the beneficial owner of approximately 3.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 3.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 3.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 3.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Item 4(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 522,513

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 522,513

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 70,149

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 70,149

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 592,662

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 592,662

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Fund Management
(i)	Sole power to vote or to direct the vote: 592,662

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 592,662

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Dr. Rachesky

(i)	Sole power to vote or to direct the vote: 592,662

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 592,662

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
☑ This Statement is being filed to report the fact that, as of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
This Item 9 is not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
February 14, 2008

MHR ADVISORS LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact